EXHIBIT 23.2

INDEPENDENT AUDITOR’S CONSENT

     We consent to the incorporation by reference in this Registration Statement of Magnum Hunter Resources, Inc. on Form S-3 of our report dated March 9, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in the methods of accounting for asset retirement obligations and employee stock-based compensation in 2003 as required by Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” and Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, and Amendment to FASB Statement No. 123”, respectively), appearing in the Annual Report on Form 10-K for the year ended December 31, 2003 and to the references to us under the heading “Experts” in the prospectus which is a part of this Registration Statement.

/s/ Deloitte & Touche LLP

Dallas, Texas
April 5, 2004